EXHIBIT 99.15

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of August 14, 2009 by and between IntelliPharmaCeutics Ltd., a Delaware corporation (the “Company”), Vasogen Inc., a company incorporated under the laws of Canada (“Vasogen”), and the undersigned stockholder (“Stockholder”) in the Company. Certain capitalized terms used in this Agreement are defined in Section 6 hereof.

W I T N E S S E T H:

WHEREAS, Stockholder is the holder of record and/or the “beneficial owner” of Company Common Stock;

WHEREAS, as of August 14, 2009, the Company, Vasogen and IntelliPharmaCeutics Corp., a company incorporated under the laws of Nova Scotia (“IPC Corp.”) have entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company and a wholly-owned subsidiary of the Company (“Merger Sub”) will enter into a Merger Agreement (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and all of the outstanding Company Common Stock will be cancelled and converted into the right to receive common shares in the capital of a new Canadian corporation (“New IPC”) that will be an indirect successor to Vasogen and the ultimate owner of all the issued and outstanding shares of IPC Corp., all as substantially described in the transaction description dated August 14, 2009 provided separately to the Stockholder by the Company with a letter from the Company dated August 14, 2009; and

WHEREAS, as a condition to Vasogen’s willingness to advance the transaction described above, Stockholder has agreed to execute and deliver this Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.           Agreement to Vote Subject Securities. From the period commencing with the execution and delivery of this Agreement and continuing until the Termination Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall vote or cause to be voted the Subject Securities:

(a)       in favor of the adoption and approval of (i) the Merger Agreement, (ii) the Merger, and (iii) any other transaction or matter contemplated by the Arrangement Agreement, the Merger Agreement or that would reasonably be expected to facilitate the Merger that is submitted for a vote of the stockholders of the Company, all provided that the Merger Agreement and Arrangement Agreement collectively are on terms substantially as described in the transaction description dated August 14, 2009 provided separately to the Stockholder by the Company and contain such terms as are reasonable and customary for a transaction of such nature. Notwithstanding anything herein to the contrary, (i) this Agreement shall have no effect on the terms of any license and commercialization agreements or any product development agreements between Stockholder and IPC Corp and (ii) this Agreement shall not in any way waive or limit any rights that Stockholder has pursuant to that certain Co-Sale Agreement, dated as of August 1, 2007, by and among the Stockholder and the Company or that certain Investor Rights Agreement, dated as of August 1, 2007, by and among the Stockholder and the Company. For the avoidance of doubt, Par’s rights under such Co-Sale Agreement and Investor Rights Agreement with respect to its equity holdings of the Company shall continue to apply thereunder to its equity holdings of New IPC (or such other successor of the Company), and the Company’s obligations under such Co-Sale Agreement and Investor Rights Agreement shall be binding upon New IPC (or such other successor of the Company) with respect thereto.

2.	Agreement to Retain Subject Securities.

(a)       Restriction on Transfer. From the period commencing with the execution and delivery of this Agreement and continuing until the Termination Date (as defined in Section 5(d)), Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.

(b)       Restriction on Transfer of Voting Rights. During the period from the date of this Agreement through the Termination Date, Stockholder shall ensure that, without the Company’s prior written consent, (i) none of the Subject Securities is deposited into a voting trust, and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities other than pursuant to the terms hereof.

3.           Representations, Warranties and Covenants of the Stockholders. Stockholder hereby represents and warrants to the Company as follows:

(a)       Authorization. All consents, approvals, authorizations and orders necessary for the execution and delivery by Stockholder of this Agreement have been obtained, and Stockholder has all legal capacity, full right, power and authority to enter into this Agreement, and perform Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitute valid and binding agreements of Stockholder, each enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b)       No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of its obligations under this Agreement will not, (i) conflict with or violate any Law that is applicable to the Subject Securities, or (ii) result in, give rise to or constitute a violation or breach of or a default (or any event which with notice or lapse of time or both would become a violation, breach or default) under any of the terms of any understanding, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of the Subject Securities is or may be bound.

(c)       Title to Securities. As of the date of this Agreement, (i) Stockholder holds of record (free and clear of any encumbrances or restrictions of any kind)the number of outstanding shares of Company Common Stock set forth under the headings “Shares Held of Record” on the signature page hereof, with the full power to vote or direct the voting of such shares, (ii) Stockholder Owns the number of outstanding shares of Company Common Stock set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof, with the full power to vote or direct the voting of such securities, and (iii) Stockholder and its Affiliates do not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

(d)       Reliance by the Company. Stockholder understands and acknowledges that each of Vasogen and the Company is entering into the Arrangement Agreement and the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder, the performance by Stockholder of its obligations under this Agreement and the compliance by Stockholder with the terms hereof.

4.	Additional Covenants of the Stockholder.

(a)       Further Assurances. From time to time and without additional consideration, Stockholder shall (at Stockholder’s sole cost and expense) execute and deliver, or cause to be executed and delivered, such additional instruments, and shall (at Stockholder’s sole cost and expense) take such further actions, as the Company and/or Vasogen may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

(b)       Appraisal Rights. Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the adoption of the Merger Agreement that it may have under applicable Law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to the Subject Securities.

5.         Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a)       “Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

(b)       Stockholder is deemed to “Own” or to have acquired “Ownership” of a security if such Stockholder is the “beneficial owner” of such security within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(c)       “Subject Securities” shall mean (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) that are Owned by Stockholder as of the date of this Agreement, and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the period commencing with the execution and delivery of this Agreement and continuing until the Termination Date.

(d)       “Termination Date” shall mean the earliest to occur of the date upon which (i) the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the Merger Agreement is validly terminated in accordance with its terms, or (iv) December 31, 2009.

(e)       A Person is deemed to have effected a “Transfer” of a security if such Person directly or indirectly (i) sells, tenders, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Vasogen, Merger Sub or the Company, (ii) enters into an agreement or commitment contemplating the possible sale of, tender of, assignment of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Vasogen, Merger Sub or the Company, or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.

6.	Miscellaneous.

(a)       Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be null and void and of no force or effect whatsoever. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and its respective successors and assigns, and shall inure to the benefit of Vasogen, the Company and their successors and assigns.

(b)       No Third Party Beneficiaries. Nothing in this Agreement is intended to confer on any Person (other than Vasogen, the Company and their successors and assigns) any rights or remedies of any nature.

(c)       Fees and Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring any such cost or expense, whether or not the Merger is consummated.

(d)       Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by Stockholder of any covenant or obligation of Stockholder set forth in this Agreement, each of Vasogen and the Company shall be entitled to an injunction or injunctions to prevent or restrain any breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened of, or to enforce compliance with, the covenants and obligations of Stockholder under this Agreement, in addition to any other remedy that may be available at law or in equity.

(e)       Waiver. No failure on the part of either or both of Vasogen or the Company to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither the Company nor Vasogen shall be deemed to have waived any claim available to it arising out of this Agreement, or any power, right, privilege or remedy of it under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(f)        Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice:

if to the Company:

IntelliPharmaCeutics Ltd. 30 Worcester Road Toronto, Ontario M9W 5X2

Attention: John Allport Email: jallport@intellipharmceutics.com Facsimile: (416) 798-3007 with a copy to:

Gowling Lafleur Henderson LLP Suite 1600, 1 First Canadian Place 100 King Street West Toronto, Ontario M5X 1G5

Attention: Christopher Bardsley Email: Christopher.Bardsley@gowlings.com Facsimile: (416) 369-7250 if to Stockholder:

Par Pharmaceutical, Inc. 300 Tice Boulevard Woodcliff Lake, New Jersey

Attention: Thomas Haughey General Counsel Email: Thomas.Haughey@parpharm.com Facsimile: 201-802-4600 with a copy to (which copy shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022

Attention: Arthur Hoag E-mail: ahoag@wsgr.com Facsimile: (212) 999-5899 if to Vasogen:

Vasogen Inc. and/or Vasogen Corp. c/o McCarthy Tétrault LLP Toronto Dominion Bank Tower, Suite 5300 Toronto, Ontario M5K 1E6

Attention: Christopher Waddick Email: cwaddick@vasogen.com Facsimile: (416) 868-0673 with a copy (which copy shall not constitute notice) to:

McCarthy Tétrault LLP Toronto Dominion Bank Tower, Suite 5300 Toronto, Ontario M5K 1E6

Attention: W. Ian Palm Email: ipalm@mccarthy.ca Facsimile: (416) 868-0673

(g)       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(h)       Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

(i)        WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE COMPANY OR STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(j)        Counterparts. This Agreement may be executed and delivered (including by facsimile) in separate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

(k)       Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

(l)        Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

(m)      Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written.

INTELLIPHARMACUETICS LTD.
By:	(signed) “Isa Odidi”
Dr. Isa Odidi Chairman and Chief Executive Officer

PAR PHARMACEUTICAL, INC.
By:	(signed) “Thomas Haughey”
Name: Thomas Haughey Title: EVP and General Counsel

VASOGEN INC.
By:	(signed) “Christopher J. Waddick”
Christopher J. Waddick President and Chief Executive Officer of Vasogen Inc., on behalf of Vasogen Inc. and its wholly owned subsidiary Vasogen, Corp.

Shares of Company Common Stock Held of Record	Additional Securities Beneficially Owned
714,285	NIL

APPENDIX 2

IntelliPharmaCeutics Ltd.

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF INTELLIPHARMACEUTICS LTD. (THE “CORPORATION”) FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AT ANY TIME PRIOR TO DECEMBER 31, 2009 (THE “MEETING”) TO APPROVE THE MERGER AND THE ARRANGEMENT ON SUBSTANTIALLY THE TERMS DESCRIBED IN THE TRANSACTION DESCRIPTION DATED AUGUST 14, 2009 PROVIDED SEPARATELY TO YOU BY THE CORPORATION, SUBSTANTIALLY ON THE BASIS DESCRIBED IN THE INFORMATION CIRCULAR TO BE PROVIDED TO ALL THE SHAREHOLDERS OF THE CORPORATION AND ON TERMS FOR SUCH TRANSACTION THAT ARE REASONABLE AND CUSTOMARY FOR A TRANSACTION OF SUCH NATURE (THE “TRANSACTIONS”).

The undersigned shareholder of the Corporation hereby appoints Dr. Isa Odidi, or failing him Dr. Amina Odidi, as the nominee and proxy of the undersigned to attend, act and vote on behalf of the undersigned at the Meeting and any adjournment thereof in the same manner, to the same extent and with the same powers as the undersigned as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1.	[ ] VOTE FOR or [ ] VOTE AGAINST the resolution authorizing the Corporation to enter into the Transactions; and
2.

to vote in his/her discretion with respect to amendments or variations to the above matters and on such other matters as may properly come before the Meeting or any adjournment thereof with respect to the Transactions.

DATED this _________	day of August, 2009.

PAR PHARMACEUTICAL, INC.

Per:	714,285

Signature of Shareholder (Individuals sign exactly as your name appears on this form)	Number of Common Shares Held

Notes:

1.	If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.
2.	The Common Shares represented by this proxy will be voted in accordance with the instructions of the shareholder indicated above on any ballot that may be called for.